K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 31, 2016
VIA EDGAR
Ms. Alison T. White
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Equity Funds (File Nos. 033-46924 and 811-06618)
Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. White:
The following are responses to the comments that we received from you by telephone on February 19, 2016, regarding Post-Effective Amendment No. 78 to the Registration Statement on Form N-1A (“Registration Statement”) for the First Investors Covered Call Strategy Fund (“Fund”), a new series of the First Investors Equity Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on January 14, 2016.  Your comments and the Registrant’s responses are set forth below.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff (“Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
General Comments

1.	Please add the ticker symbol for each share class of the Fund to the SEC’s EDGAR system prior to the effective date of the Registration Statement.

The Registrant will add the ticker symbols for each share class of the Fund to the SEC’s EDGAR system prior to the effective date of the Registration Statement.

Prospectus

2.	Footnote 3 to the “Annual Fund Operating Expenses” table in the Fund Summary states that the Fund’s investment adviser, Foresters Investment Management Company, Inc. (“Adviser”), has contractually agreed to limit fees and/or reimburse expenses of the Fund (“Expense Limitation Agreement”). Confirm that the Expense

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March 31, 2016

Limitation Agreement will continue for a period of at least one year from the effective date of the Registration Statement.

The Registrant confirms that the Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Registration Statement.

3.	Footnote 3 to the “Annual Fund Operating Expenses” table in the Fund Summary states that the Adviser may be reimbursed by the Fund within three years after the Adviser limits its fees and/or reimburses expenses of the Fund pursuant to the Expense Limitation Agreement provided that the reimbursement does not cause the expense ratio of any share class of the Fund to exceed the limits in place at the time the fees were waived or assumed. Revise the recoupment provision of the Expense Limitation Agreement and the related disclosure to state that the Adviser may be reimbursed by the Fund only if the reimbursement will not cause the current expense ratios of the Fund share classes to exceed the limits in place at the time the fees were waived or assumed or the current limits established under the Expense Limitation Agreement.

The Registrant has made the requested change.

4.	In the “Principal Investment Strategies” section of the Fund Summary, include a brief description of a covered call.

The Registrant has made the requested change.

5.	The “Principal Investment Strategies” section of the Fund Summary and the “Fund in Greater Detail” section of the prospectus state that the Fund may sell an investment based on, among other criteria, a change in the market cycle. Disclose what the Fund believes constitutes a change in the market cycle.

The Registrant has made the requested change.

6.	The “Principal Investment Strategies” section of the Fund Summary states that “[t]he subadviser’s activity on call options will be dependent upon the fundamental outlook for the stock and the economy, as well as the level of implied volatility across the term structure of strike prices and expirations.” Disclose how the subadviser’s writing of covered call options will be affected by the factors listed above and confirm whether the reference to “stock” in the referenced disclosure should be replaced with “stock market.”

The Registrant has revised the disclosure to state that the subadviser will write call options based upon the subadviser’s outlook on the economy and stock market and

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March 31, 2016

analysis of individual stocks, which can impact the strike price and expiration of a call option.

7.	In the “Principal Risks” section of the Fund Summary, add High Portfolio Turnover Risk if the Fund’s annual portfolio turnover rate is expected to exceed 100%.

The Registrant has added High Portfolio Turnover Risk to the principal risk disclosure in the Fund Summary and the “The Fund in Greater Detail” section of the prospectus.

8.	The “Principal Risks” section of the Fund Summary includes Dividend Risk. Given that the Fund’s investment objective is to seek long-term capital appreciation, confirm that Dividend Risk is a principal risk of the Fund or remove the Dividend Risk disclosure.

The Registrant confirms that Dividend Risk is currently expected to be a principal risk of the Fund.

9.	“The Fund in Greater Detail” section of the prospectus states that “[a] call option gives the purchaser of the option the right to buy, and a writer has the obligation to sell, the underlying security at the exercise price at any time prior to the expiration of the contract.” Revise the disclosure to state that the writer of the call option will be the Fund.

The Registrant has made the requested change.

10.	The “Fund Management in Greater Detail” section of the prospectus includes a sub-section related to the “Prior Performance of Similar Account Managed by ZCM.” Respond to each of the following comments.

(a)	Confirm, supplementally, that the Fund retains the records required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (“Advisers Act”), to support the calculation of the performance information shown for the Composite.

Rule 204-2(a)(16) does not apply to the Fund.  However, Ziegler Capital Management, LLC (“ZCM”), the Fund’s subadviser, retains the records that support the calculation of the performance shown for the Composite as required by Rule 204-2(a)(16).

(b)	The Registrant appears to rely on a combination of the Staff’s positions in Nicholas-Applegate Mutual Funds, SEC Staff Letter (Aug. 6. 1996)

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(“Nicholas-Applegate”) and Bramwell Growth Fund, SEC Staff Letter (Aug. 7, 1996) (“Bramwell”) to show the performance information for the Composite. It is the Staff’s position that historical performance information may be included in a mutual fund prospectus only if the guidelines in either Nicholas-Applegate or Bramwell are complied with. Registrants may not rely on a combination of the two letters. Separate performance information may be shown for the Composite based on either or both of the Nicholas-Applegate and Bramwell letters. The Staff notes that the performance of the Composite while the accounts were managed at Fiduciary Asset Management Company (“FAMCO”) and ZCM should be shown separately.

In preparing the disclosure cited by the Staff, the Registrant reviewed the guidance provided by the Staff in Nicholas-Applegate and also in certain other Staff letters, including Fiduciary Management Associates, SEC Staff Letter (Mar. 5, 1984) (“Fiduciary Management Associates”), Growth Stock Outlook Trust, SEC Staff Letter (Apr. 15, 1986) (“Growth Outlook Trust”) and Great Lakes Advisers, SEC Staff Letter (Apr. 3, 1992).

The performance information provided for the Composite is appropriate under Nicholas-Applegate, which may be relied upon by a fund to show the performance information of similar accounts managed by the fund’s adviser.  The Composite includes all accounts managed by ZCM and FAMCO, which ZCM acquired in May 2015, that have investment objectives, policies and strategies substantially similar to those of the Fund.  The Registrant believes that it is consistent with Nicholas-Applegate to include an acquired adviser’s performance in a fund’s prospectus and that an adviser’s track record should not disappear simply because the adviser has been acquired or otherwise undergoes a change of control.

Further to the above, Nicholas-Applegate approvingly cites Fiduciary Management Associates and Growth Stock Outlook Trust.  As stated by the Staff in Bramwell, Fiduciary Management Associates stands for the proposition “that it is not misleading for a new adviser to use performance of another adviser when, among other things, the investment personnel were the same.”  Similarly, in Growth Stock Outlook Trust, a fund was permitted to show the performance of accounts managed by the fund’s adviser under certain conditions where there had been continuity in the “person responsible for substantially all investment decisions” for the accounts.  In addition, in Great Lakes Advisers, the Staff was asked whether it would recommend that the SEC take enforcement action if an adviser used performance information for an advisory firm that was acquired by the adviser.  In its response, the Staff stated that “it may not be misleading for an adviser to use performance data of a predecessor if (1) no individual other than

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the successor’s portfolio manager played a significant part in the performance of the predecessor’s accounts that were transferred to the successor adviser; and (2) the performance of the predecessor’s accounts that were not transferred to the successor adviser did not differ materially from the performance of the transferred accounts.”

The same group of investment professionals that managed the accounts that comprise the Composite at FAMCO prior to the acquisition of FAMCO by ZCM continued to be responsible for substantially all of the investment decisions for these accounts at ZCM after the acquisition was completed.  Further, all of the accounts comprising the Composite were transferred to ZCM upon its acquisition of FAMCO and ZCM did not manage any accounts with substantially similar investment objectives, policies and strategies as the Fund prior to the acquisition.  The Registrant therefore believes that it is appropriate to show the performance information for all accounts managed by FAMCO and, now, ZCM that have investment objectives, policies and strategies substantially similar to those of the Fund under Nicholas-Applegate, the authority cited therein and other Staff guidance.

The Registrant notes that other mutual funds also appear to include historical performance in analogous scenarios, including the AllianzGI Europe Equity Dividend Fund (prospectus dated February 1, 2016).

(c)	State supplementally whether: (i) all of the accounts included in the Composite were transferred from FAMCO to ZCM in connection with ZCM’s acquisition of FAMCO in May 2015; and (ii) prior to acquiring FAMCO, ZCM managed any accounts with substantially similar investment objectives, policies and strategies as the Fund.

All of the accounts included in the Composite at the time ZCM acquired FAMCO were transferred from FAMCO to ZCM in connection with ZCM’s acquisition of FAMCO in May 2015.  ZCM did not manage any accounts with substantially similar investment objectives, policies and strategies as the Fund prior to ZCM’s acquisition of FAMCO.

(d)	The disclosure states that the same group of investment professionals that managed the accounts that comprise the Composite at FAMCO also is responsible for substantially all of the investment decisions for these accounts at ZCM. Confirm supplementally that: (i) the investment professionals who manage the Composite are the same individuals identified in the Fund Summary and the statutory prospectus as the portfolio managers for the

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Fund; and (ii) the Fund’s portfolio managers were jointly and primarily responsible for the Composite’s performance.

The performance information shown for the Composite is consistent with Nicholas-Applegate and also the authority cited therein in that the same group of investment professionals that managed the Composite accounts at FAMCO prior to the acquisition of FAMCO by ZCM continued to manage the Composite accounts after the acquisition was completed.  This group includes one individual who intends to retire and, therefore, is not a named portfolio manager of the Fund.

(e)	The disclosure states that “[r]eturn calculations at the portfolio level are time-weighted to account for periodic contributions and withdrawals.” Revise the disclosure to provide a plain English description of the term “time-weighted.”

The Registrant has made the requested change.

(f)	The disclosure states that “if the Composite had included the Fund’s expenses, the performance of the Composite would differ.” If the Fund’s expenses would have lowered the performance of the Composite, revise the disclosure to state that performance would have been lower.

The Registrant has made the requested change.

(g)	The disclosure states that “[c]ertain restrictions imposed by law on registered investment companies, such as the Fund, are not applicable to accounts included in the Composite and may have adversely affected the performance of the Composite had they been applicable.” Disclose the specific legal restrictions imposed upon the Fund that do not apply to the accounts that comprise the Composite, including the diversification requirements imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code of 1986, as amended.

The Registrant has made the requested change.

(h)	The disclosure states that “[t]he method of calculating performance of the Composite will result in an average annual total return for the Composite that will be higher than that derived from the SEC’s standardized methodology.” Revise the disclosure to state that, if the SEC’s standardized methodology had been used, the performance of the Composite would have been lower.

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The Registrant has made the requested change.

Statement of Additional Information

11.	In the “Investment Policies of the Fund” section on page I-B-1, the fifth paragraph under “Fundamental Policies,” which restricts the concentration of investments in the Fund’s portfolio, excludes investment companies. It is the Staff’s position that, wherever possible, funds should “look through” to the holdings of underlying funds in determining whether a fund is concentrated in an industry.

The Registrant is not aware of any specific requirement under the federal securities laws or formal SEC position requiring an investment company to consider an underlying fund’s investments for the purposes of determining whether it is concentrated in an industry.  The Registrant confirms that the Fund does not intend to use its investments in any underlying funds to willfully gain indirect exposure to any industry that would otherwise be inconsistent with the Fund’s fundamental investment policy with respect to concentration.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber
cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.

Robert Zutz
Timothy Bekkers
K&L Gates LLP